Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and the Index Supplement dated May 31, 2011)	Subject to Completion	Filed Pursuant to Rule 433 Registration No. 333-169119 June 5, 2013

SuperTrackSM Notes due December 30, 2016 Linked to the Performance of the FTSE® 100 Index

The Notes are linked to the performance of the FTSE® 100 Index (the “Index”). The Notes allow investors to participate on a leveraged basis in increases (if any) in the level of the Index from its Initial Level to its Final Level. If the Final Level of the Index is greater than the Initial Level, investors will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note at maturity equal to (a) $1,000 plus (b) $1,000 times the Index Return times the Upside Leverage Factor. If the Final Level of the Index is equal to or less than the Initial Level but greater than or equal to the Barrier Level, investors will receive (subject to our credit risk) a cash payment of $1,000 per $1,000 principal amount Note that they hold. If the Final Level of the Index is less than the Barrier Level, investors will be fully exposed to the decline of the Index from the Initial Level to the Final Level and will lose some or all the principal amount of their Notes. Investors may lose up to 100% of the principal amount of their Notes.

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Payoff Diagram

The blue solid line in the graph above represents the return on investment of the Notes, while the orange dotted line represents the return on a direct investment in the stocks included in the Index (excluding dividends).

Hypothetical Examples (per $1,000 principal amount Note)***

Index Return Payment at Maturity Total Return Index Return Payment at Maturity Total Return

50.00% $1,770.00 77.00% -25.00% $1,000.00 0.00%

40.00% $1,616.00 61.60% -30.00% $700.00 -30.00%

30.00% $1,462.00 46.20% -40.00% $600.00 -40.00%

20.00% $1,308.00 30.80% -50.00% $500.00 -50.00%

10.00% $1,154.00 15.40% -60.00% $400.00 -60.00%

5.00% $1,077.00 7.70% -70.00% $300.00 -70.00%

0.00% $1,000.00 0.00% -80.00% $200.00 -80.00%

-10.00% $1,000.00 0.00% -90.00% $100.00 -90.00%

-20.00% $1,000.00 0.00% -100.00% $0.00 -100.00%

*** These hypothetical examples are based on a number of assumptions, as set forth on page PPS-3 of the preliminary pricing supplement relating to the Notes, and are included for illustrative purposes only.

Terms and Conditions

Issuer Barclays Bank PLC

Initial Valuation Date June 25, 2013

Issue Date June 28, 2013

Final Valuation Date* December 23, 2016

Maturity Date* December 30, 2016

Reference Asset FTSE 100 Index (Bloomberg ticker symbol “UKX <Index>”)

Issue Price $1,000 per Note**

Barrier Level 75.00% of the Initial Level, rounded to the nearest hundredth

Upside Leverage Factor 1.54***

*** The actual Upside Leverage Factor will be set on the Initial Valuation Date and will not be less than 1.54

Index Return Final Level – Initial Level

Initial Level

Initial Level Closing level of the Index on the Initial Valuation Date

Final Level Closing level of the Index on the Final Valuation Date

CUSIP 06741TWY9

ISIN US06741TWY99

* Subject to postponement in the event of a market disruption event, as described in the preliminary pricing supplement for the Notes.

** Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $950.00 and $960.00 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of the preliminary pricing supplement for the Notes.

Investing in these Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement, “Selected Risk Considerations” below, and “Selected Risk Considerations” in the preliminary pricing supplement for the Notes.

Selected Risk Considerations

•	If the Final Level of the Index is less than the Barrier Level, you will be fully exposed to the negative performance of the Index and you will lose some or all of the principal amount of your Notes.

•	Any payments due on the Notes are subject to issuer credit risk and are not guaranteed by any third party.

•

An investment in the Notes involves risks associated with stocks issued by companies in non-U.S. securities markets and risks associated with exchange rate fluctuations between the U.S. dollar and the currency in which the stocks comprising the Index are denominated.

•	You will not receive any interest payments, and you will not have any voting rights or rights to receive dividends that holders of the stocks underlying the Index.

•

There may be a limited or no secondary market for the Notes. You should be willing to hold the Notes to maturity. If you are able to sell your Notes prior to maturity, you may receive substantially less than the amount you paid for your Notes.

•	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be less than the issue price of the Notes.

•

The Notes are subject to a number of additional risks. See “Additional Risk Considerations” below and “Selected Risk Considerations” beginning on page PPS-6 of the preliminary pricing supplement for the Notes.

The final terms of the Notes will be set forth on the Initial Valuation Date with the range specified above. Please see the preliminary pricing supplement for the Notes, as well as the related prospectus and prospectus supplement, for complete product disclosure, including related risks and tax disclosure. The preliminary pricing supplement for the Notes can be obtained at: http://www.sec.gov/Archives/edgar/data/312070/000119312513247918/d550420d424b2.htm

Additional Risk Considerations

Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Factors that may affect the notes. Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s).

The notes will not be secured and are riskier than ordinary debt securities. The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the notes is its “volatility”. The notes’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The notes may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-7 of the preliminary pricing supplement for the Notes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, free writing prospectus, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.